Exhibit 7.14

SUMMARY OF PROPOSED TRANSACTION

THIS SUMMARY OF PROPOSAL OUTLINES THE PROPOSED TERMS BY WHICH PURCHASER (AS DEFINED BELOW) WOULD ACQUIRE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF VCG HOLDING CORP. (THE “COMPANY”), OTHER THAN THOSE SHARES HELD BY PURCHASER, THE PURCHASER GROUP (AS DEFINED BELOW) OR MERGER SUB (AS DEFINED BELOW).  THIS SUMMARY OF PROPOSAL DOES NOT CREATE ANY AGREEMENT, ARRANGEMENT OR UNDERSTANDING BETWEEN THE PERSONS IDENTIFIED HEREIN WITH RESPECT TO THE PROPOSED TRANSACTION, THE COMPANY OR THE SHARES OF COMMON STOCK OF THE COMPANY (THE “COMMON STOCK”) FOR PURPOSES OF ANY LAW, RULE, REGULATION, OR OTHERWISE, UNTIL SUCH TIME AS DEFINITIVE DOCUMENTATION AND ANY AGREEMENT, ARRANGEMENT OR UNDERSTANDING HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”), INCLUDING, IF APPLICABLE, ANY SPECIAL COMMITTEE OF THE BOARD, AND THEREAFTER EXECUTED AND DELIVERED BY ANY AND ALL OTHER RELEVANT PERSONS.

Transaction Overview:
Troy Lowrie, Lowrie Management LLLP and certain other investors (collectively, the “Purchaser Group”), through Family Dog, LLC, a Colorado limited liability company (“Purchaser”), will acquire 100% of the shares of Common Stock (other than the shares of common stock held by Purchaser, the Purchaser Group or Merger Sub).  The Purchaser Group will contribute their shares of Common Stock to Purchaser in exchange for Class A Membership Units in Purchaser.  Purchaser has created FD Acquisition Co., a Colorado corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”) and will contribute its shares of Common Stock to Merger Sub.  Merger Sub will merge with and into the Company, with the Company as the surviving corporation in the merger (the “Merger”).

Price Per Share:
In the Merger, outstanding shares of Common Stock (other than those held by the Purchaser Group, Merger Sub or Purchaser) will be converted into the right to receive a cash payment of $2.10 per share (the “Merger Consideration”).  Each share of Common Stock held by Purchaser Group or Purchaser will be cancelled and no consideration will be delivered in exchange therefor.  Each share of the Common Stock held by Merger Sub will be converted into and become shares of common stock of the surviving corporation.

Employee Stock Options and Warrants:
All outstanding employee stock options and warrants to purchase shares of Common Stock will be terminated or, if vested, converted into the right to receive in cash, for each share of Common Stock subject to the employee stock option or warrant, the excess, if any, of the Merger Consideration over the exercise price of the employee stock option or warrant, without interest.

Financing of Purchaser:
Purchaser will obtain funds to pay the aggregate Merger Consideration through the sale of Class B Membership Units in Purchaser and promissory notes issued by Purchaser, both pursuant to a private placement offering to third-party accredited investors.

Board Representation:
Following the Merger, the sole officer and director of the Company will be Troy Lowrie.  The manager of Purchaser will be Lowrie Investment Management, Inc., an entity formed and wholly owned by Troy Lowrie.

Exhibit 7.14

Due Diligence Review:	Consummation of the Merger is subject to, among other things, the completion of a commercial, operational, financial, tax, IT, HR and legal due diligence investigation by Purchaser.

Closing Conditions:
The potential transaction is subject to the execution of mutually acceptable definitive agreements, and if such mutually acceptable definitive agreements can be reached and executed, the consummation of the potential transaction will be subject to various closing conditions to be specified in the definitive agreements, including, but not limited to, the following: (a) all requisite approvals by the Board, the special committee of the Board, if applicable, and shareholders under applicable laws shall have been obtained; (b) no material adverse change in the business or prospects of the Company shall have occurred or reasonably expected to occur; (c) all necessary or required regulatory or third party approvals shall have been obtained; (d) the Company shall have terminated all options or warrants to purchase equity interests in the Company; and (e) at least of 90% of the public shareholders of the Company shall have not exercised their dissenters’ rights pursuant to Section 7-113-101 et seq., Colorado Revised Statutes.

Costs:	Each party will pay the costs and expenses incurred by it in connection with the negotiation, entering into and completion of the definitive agreements.

Governing Law:	The laws of the State of Colorado, excluding the choice of law provisions thereof, will control with respect to the proposed transaction.